November 18,
2024

Mitchell Mechigian
Chief Executive Officer
Fifth Era Acquisition Corp I
PO Box 1093 Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

       Re: Fifth Era Acquisition Corp I
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted November 8, 2024
           CIK No. 0002025401
Dear Mitchell Mechigian:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted November 8, 2024
Cover Page

1. Please describe on the cover page and in the summary the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with any change in the size of the offering to maintain the
       number of founder shares at 20% upon the offering   s consummation. We
note your
       disclosure on page 22 that you may increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act. Please disclose on the cover page and in narrative and tabular form on pages 11 and 12, whether and the extent to
 November 18, 2024
Page 2

       which, these securities issuances may result in a material dilution of
the purchaser   s
       equity interests, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.
Capitalization, page 107

2.     We note the over-allotment liability amount in the "As Adjusted" column.
Please
       update the amount to be consistent with the disclosures on pages 48 and 105.
       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.